

06005868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AB 3/22/06

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SEC FILE NUMBER
8- 65862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CAYMUS SECURITIES, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
   3475 LENOX ROAD, SUITE 650

FIRM I.D. NO.

(No. and Street)

| **ATLANTA** | **GEORGIA** | **30326** |
| (City) | (State) | (Zip Code) |

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   JEFFREY C. VILLWOCK   (404)995-8301

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
   HABIF, AROGETI, AND WYNNE, LLP

(Name – if individual, state last, first, middle name)

| **5565 GLENRIDGE CONNECTOR, SUITE** | **ATLANTA** | **GEORGIA** | **30342** |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2006
WASH. D.C. 203

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ **CAYMUS SECURITIES, LLC** _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ , as

of _____ **DECEMBER 31** _____, 20 **05** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAYMUS SECURITIES, LLC

TABLE OF CONTENTS



Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member
    of CAYMUS SECURITIES, LLC

We have audited the accompanying statement of financial condition of CAYMUS SECURITIES, LLC (a limited liability company) as of December 31, 2005, and the related statements of income and member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAYMUS SECURITIES, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

February 13, 2006

Habif, Arogeti & Wynne, LLP
Glenridge Highlands Two ◆ 5565 Glenridge Connector ◆ Suite 200 ◆ Atlanta, Georgia 30342
404.892.9651 ◆ Fax 404.876.3913 ◆ www.hawcpa.com
An Independent Member of Baker Tilly International ◆ Certified Public Accountants

CAYMUS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current assets
    Cash and cash equivalents

$ 55,918

Accounts receivable, net of allowance
      for doubtful accounts of $48,000

5,000

Prepaid expenses

5,150

    Total current assets

66,068

Other assets
    Investment in Receivables Outsourcing, Inc.

1

$ 66,069

LIABILITIES AND MEMBER'S EQUITY

Current liabilities
    Accounts payable and accrued expenses

$ 25,322

    Due to affiliate

9,810

    Total current liabilities

35,132

Member's Equity

30,937

$ 66,069

CAYMUS SECURITIES, LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue	$ 1,565,930
General and administrative expenses	1,444,691
Net income	121,239
Member's equity, beginning of year	79,698
Distributions	(170,000)
Member's equity, end of year	$ 30,937

Increase (Decrease) In Cash and Cash Equivalents

Cash flows from operating activities	
Net income	$ 121,239
Adjustments to reconcile net income to net cash provided	
by operating activities	
Allowance for doubtful accounts	48,000
Changes in assets and liabilities	
Increase in accounts receivable	(53,000)
Decrease in prepaid expenses	70
Increase in accounts payable and	
accrued expenses	18,121
Increase in due to affiliate	11,761
Total adjustments	24,952
Net cash provided by operating activities	146,191
Cash flows from financing activities	
Distributions to member	(170,000)
Net decrease in cash and cash equivalents	(23,809)
Cash and cash equivalents, beginning of year	79,727
Cash and cash equivalents, end of year	$ 55,918

See auditors' report and accompanying notes

-4-

Note A
Summary of Significant Accounting Policies

Description of Company:

CAYMUS SECURITIES, LLC (the Company) is a wholly owned subsidiary of Caymus Partners, LLC (the Sole Member). The Company was formed February 10, 2003 as a limited liability company and began operations in April 2003. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is in the business of investment banking where the Company acts as an advisor or agent in merger-and-acquisition transactions and the raising of private capital through security offerings.

Cash and Cash Equivalents:

The Company considers all cash on hand, in banks, and other highly-liquid investments with maturities of three months or less, when purchased, to be cash equivalents.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company is a single member limited liability company. The Company is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Sole Member to be included on the Sole Member's tax return.

Revenue Recognition:

Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, and when the income is reasonably determinable.

Investment

The Company owns a warrant to purchase 1% of the outstanding common stock of Receivables Outsourcing, Inc. for $120,000 through November 25, 2013. The investment is accounted for using the cost method.

Note B
Related Party Transactions

The Company pays a management fee to the Sole Member equal to 90% of all profits, as defined in the management agreement. During the year ended December 31, 2005, management fees incurred totaled $1,170,526. In addition, at December 31, 2005 the Company owed $9,810 to the Sole Member.

Note C
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to one and shall not be less than $5,000. At December 31, 2005, the Company had net capital of $25,936, which was $20,936 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.35 to one.

Note D
Exemption from Rule 15c3-3

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	CAYMUS SECURITIES, LLC	as of	12/31/05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition . . . . $	30,937	3480
2.	Deduct ownership equity not allowable for Net Capital . . . . (	)	3490
3.	Total ownership equity qualified for Net Capital	30,937	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-	3520
	B. Other (deductions) or allowable credits (List)		3525
5.	Total capital and allowable subordinated liabilities . . . . $	30,937	3530
6.	Deductions and/or charges:		

	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $	5,000	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities- proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(5,000)	3620

7.	Other additions and/or allowable credits (List)	-0-	3630
8.	Net capital before haircuts on securities positions . . . . $	25,937	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		

	A. Contractual securities commitments . . . . $		3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	1	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(1)	3740

10.	Net Capital . . . . $	25,936	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	CAYMUS SECURITIES, LLC		as of ____12/31/05____

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 2,343	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 20,936	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 22,423	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 35,132	3790
17.	Add:			
	A. Drafts for immediate credit	$ _____ 3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ _____ 3810		
	C. Other unrecorded amounts (List)	$ _____ 3820	$ -0-	3830
19.	Total aggregate indebtedness		$ 35,132	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		% 1.35	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		% -0-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ _____	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ _____	3880
24.	Net capital requirement (greater of line 22 or 23)	$ _____	3760
25.	Excess net capital (line 10 less 24)	$ _____	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$ _____	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

  1. Minimum dollar net capital requirement, or

  2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BROKER OR DEALER	CAYMUS SECURITIES, LLC

For the period (MMDDYY) from ___1/01/05___ to ___12/31/05___

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period..$	79,698	4240
A. Net income (loss)...	121,239	4250
B. Additions (Includes non-conforming capital of .... ?$ ___ 4262)		4260
C. Deductions (Includes non-conforming capital of........................ $ ___ 4272)	170,000	4270
2. Balance, end of period (From item 1800) ....$	30,937	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period ....?$		4300
A. Increases		4310
B. Decreases..		4320
4. Balance, end of period (From item 3520)..$		4330

OMIT PENNIES

See auditors' report

	Net Capital	Indebtedness	Percentage of Aggregate Indebtedness to Net Capital
Company's computation	$ 25,936	$ 35,132	135 %
Additional expense accruals, revenue, expense, and other adjustments	0	0	
	$ 25,936	$ 35,132	135 %

See auditors' report

BROKER OR DEALER	CAYMUS SECURITIES, LLC	as of	12/31/05

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... `4550`

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... X `4560`

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ‚ _____ `4335` `4570`

D. (k) (3)—Exempted by order of the Commission .... `4580`

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
`4600`	`4601`	`4602`	`4603`	`4604`	`4605`
`4610`	`4611`	`4612`	`4613`	`4614`	`4615`
`4620`	`4621`	`4622`	`4623`	`4624`	`4625`
`4630`	`4631`	`4632`	`4633`	`4634`	`4635`
`4640`	`4641`	`4642`	`4643`	`4644`	`4645`
`4650`	`4651`	`4652`	`4653`	`4654`	`4655`
`4660`	`4661`	`4662`	`4663`	`4664`	`4665`
`4670`	`4671`	`4672`	`4673`	`4674`	`4675`
`4680`	`4681`	`4682`	`4683`	`4684`	`4685`
`4690`	`4691`	`4692`	`4693`	`4694`	`4695`

TOTAL $ ‚ `4699`

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

3/78



Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Member
     of CAYMUS SECURITIES, LLC

In planning and performing our audit of the financial statements and supplemental schedules of CAYMUS SECURITIES, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Habif, Arogeti & Wynne, LLP
Glenridge Highlands Two ♦ 5565 Glenridge Connector ♦ Suite 200 ♦ Atlanta, Georgia 30342
404.892.9651 ♦ Fax 404.876.3913 ♦ www.hawcpa.com
An Independent Member of Baker Tilly International ♦ Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Atlanta, Georgia
February 13, 2006